July 15, 2011

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Telewicz and Kevin Woody

RE:	Brookfield Asset Management Inc.

Form 40-F

Filed March 31, 2011

Form 6-K

Filed March 24, 2011

File No. 033-97038

Thank you for your letter dated June 24, 2011. For your reference we have included along with our responses each of your questions in italics, using the same numbering references in your letter.

Form 6-K filed March 24, 2011

2010 Annual Report

Five-Year Financial Review, page 13

1.	We note your use of the measure “cash flow from operations” or “net operating cash flow” throughout your document. Please revise your disclosures throughout your document to provide one consistent caption for this measure and to clearly differentiate this measure from cash flow from operations per your consolidated statements of cash flows. Additionally, please explain to us and enhance your disclosure to clarify whether you use this as a liquidity measure or performance measure. To the extent you use this as a liquidity measure, explain to us how you determined it would be appropriate to disclose cash flow from operations per share considering the guidance in ASR 142. Finally, as you filed your financial statements and financial review in a 6K during the current year, it appears that these measures would be subject to Item 10(e) of Regulation S-K. Tell us how you have considered this guidance in preparing your current year disclosures.

Management uses the terms “cash flow from operations” and “operating cash flows” interchangeably as a key metric to evaluate the performance of its business, not as a liquidity measure. The company states on page 12 of the Form 6-K, under Basis of Presentation in reference to the use of “cash flow from operations”, as well as certain other non-GAAP metrics, that “management uses these metrics as key measures to evaluate performance”. The company also states in the following paragraph of the Form 6-K that the two captions are used interchangeably: “We define operating cash flows (which we use interchangeably with cash flow from operations)”. The company will include the same disclosure in its future interim filings.

International Financial Reporting Standards (“IFRS”) defines cash flow from operations as determined in the consolidated statements of cash flows as “cash flow from operating activities.” Management’s performance based metric “cash flow from operations” is calculated in a different manner than “cash flow from operating activities” as determined under IFRS. Management believes that “cash flow from operations” is clearly used in the context of performance measurement throughout the report as opposed to a liquidity measure. The company has included on page 66 of the Form 6-K a reconciliation between the IFRS liquidity measure (i.e., cash flow from operating activities) and management’s performance measure (i.e., cash flow from operations). The company will include a reference under the Basis of Presentation section to the reconciliation between operating cash flow and cash flow from operating activities in future filings.

The company has included the required disclosures in Item 10(e) of Regulation S-K in its 6-K in respect of its use of the non-GAAP measure cash flow from operations as follows:

i.	The company quantifies cash flow from operations and net income, the most directly comparable GAAP measure, under the heading “Five-Year Financial Review” on page 13 with equal prominence.

ii.	The company reconciles between cash flow from operations and net income for both the current and prior year on pages 22, 68 and 70 of its 6-K.

iii.	Management uses cash flow from operations as an important benchmark for valuing many of the company’s assets and operational efficiency and for investment decisions. The company discloses the rationale for such use on pages 12, 14 and 22 of its 6-K.

The company does not adjust cash flow from operations to eliminate or smooth items as non-recurring, infrequent or unusual, when a similar gain or charge is likely to recur in the following two years or has occurred in the preceding two years. In certain of the company’s filings, the company presents cash flow from operations excluding realization gains alongside cash flow from operations, to assist users in the identification and quantification of non-recurring amounts.

The company does not present non-GAAP financial measures on the face of its financial statements or in the accompanying notes. Management does not consider the use of the term “cash flow from operations” confusingly similar to any descriptions used for GAAP financial measures; however, the company will specifically describe the differences between this metric and “cash flow from operating activities” in future filings in addition to the current descriptions and differences between cash flow from operations and net income.

Commercial Properties, page 31

2.	In future periodic filings, please define “in-place” rental rates. Also include quantitative disclosure on the impact that tenant expense reimbursements and concessions, such as free rent, have on average “in-place” rents.

The company defines “average in-place net rents” as the annualized cash amount collected from tenants including tenant expense reimbursements, less the operating expenses incurred for that space, on a per square foot basis. This net rent amount per square foot excludes the impact of straight-line rent recognition for rent escalations and free rent periods within in-place leases. In 2010, the Company reported under IFRS $1,167 million of commercial property net operating income, of which $17 million, or 1.5%, represented straight-line rent escalations and free rent amortization. As such, the quantitative impact of concessions is generally not meaningful.

In future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will disclose its methodology for calculating average in-place net rents and will provide additional disclosure, to the extent material, concerning the impact of straight-line rent escalations and amortization of free rent periods or other tenant concessions that are excluded from the calculation of average in-place rents.

3.	Please discuss in greater detail your leasing results for the prior period. In this regard, for lease renewals, please discuss tenant improvement costs, leasing commissions, and tenant concessions. Please provide this disclosure on a per square foot basis.

Upon the signing of the majority of its leases, the company provides a capital allowance for tenant improvements (i.e., tenant installation costs) for leased space in order to accommodate the specific space requirements of the tenant. Tenant improvements that enhance the value of the property are capitalized in the period they are incurred and not when the related lease(s) are signed. Accordingly, the recognition of tenant improvements within the company’s financial statements can span multiple reporting periods before they are fully recognized. As a result, a per square foot amount that relates to the total amount of tenant improvements recognized in a given reporting period is typically not meaningful or representative of actual leasing activities.

Leasing commissions are paid to third-party brokers representing tenants in lease negotiations. The company incurred $23 million (2009—$24 million) of leasing commissions for the year ended December 31, 2010. The company does not consider the impact of leasing commissions to be material in the context of its consolidated financial statements. For future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will provide, to the extent material, per square foot disclosure of costs relating to capital allowances for tenant improvements and leasing commissions related specifically to the leasing activity conducted in the quarter which we understand is a practice followed by issuers with similar commercial office businesses.

Consolidated Financial Statements

Consolidated Statements of Operations, page 97

4.	Please explain to us how total revenues presented here reconcile to total revenues per footnote 21 to the financial statements.

Total revenues presented in the Consolidated Statements of Operations consist of consolidated revenues, whereas Financial Statement Note 21 includes only the revenues which are presented on the consolidated statements of operations as “revenues less direct operating costs.” These latter amounts do not include any revenue derived from the company’s equity accounted investments or investment and other income, which are presented on a gross basis. The following table reconciles these two items.

Total revenues	Dec. 31, 2010	Dec. 31, 2009
Revenue per Note 21	$10,844	$8,534
Equity accounted income	494	353
Investment and other income[1]	2,285	2,331

Total revenues	$13,623	$11,218

1 Presented exclusive of expenses and losses

Notes to Consolidated Financial Statements

10. Investment Properties

5.	We note in your disclosure that certain adjustments have been made to external valuations conducted by third parties. Please explain to us management’s rationale for adjusting valuations done by third party appraisers during the current year.

Under IFRS, the total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the rental revenue recorded and the contractual amount received. The company disclosed in Financial Statement Note 19 the amount of straight-line rentals included within investment properties; however, this component of investment properties was labelled as an adjustment to the external valuations as opposed to “a component of the valuations,” which, with the benefit of hindsight, would be a better description. The company will use this description in future filings.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please contact the undersigned at (416) 359-8601

Yours truly,

Brian D. Lawson

Chief Financial Officer